UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

GREENWOOD HALL, INC.
(Name of Issuer)

Common Stock, par value $.001 per share
(Title of Class of Securities)

39715t100
(CUSIP Number)

August 18, 2015
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

[    ] Rule 13d-1(b)
[X ] Rule 13d-1(c)
[    ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 39715t100	13G	Page 2 of 5

1	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

Redwood Fund, LP

2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP	(a) [ ]
(b) [ ]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBERS OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		3,269,755
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING
PERSON	7	SOLE DISPOSITIVE POWER
WITH
		3,269,755
	8	SHARED DISPOSITIVE POWER

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,446,228

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.5%

12	TYPE OF REPORTING PERSON

PN

CUSIP No. 39715t100	13G	Page 3 of 5

Item 1.

(a)	Name of Issuer:

Greenwood Hall, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

12424 Wilshire Blvd., Suite 1030 Los Angeles, CA 90025

Item 2.

(a)	Name of Person Filing:

Redwood Fund, LP

(b)	Address of Principal Business Office or if none, Residence:

5023 North Parkway Calabasas Calabasas, CA 91302

(c)	Citizenship:

United States of America

(d)	Title of Class of Securities:

Common Stock, par value $.001 per share

(e)	CUSIP Number:

39715t100

Item 3.

(d) Investment company registered under section 8 of the Investment Company Act of 1940

Item 4.             Ownership.

The percentages used herein are calculated based on the 47,000,000 shares of Common Stock reported by the Company to be issued and outstanding as of July 15, 2015 in its Quarterly Report on Form 10-Q filed with the SEC on June 30, 2015 and Form 8-K filed with the SEC on September 21, 2015 and certain information provided by the Company’s Transfer Agent.

CUSIP No. 39715t100	13G	Page 4 of 5

(a)	Amount beneficially owned: 4,446,228
(b)	Percent of class: 9.5%
(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote 3,269,755
(ii)	Shared power to vote or to direct the vote
(iii)	Sole power to dispose or to direct the disposition of 3,269,755
(iv)	Shared power to dispose or to direct the disposition of

Item 5.             Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:

Item 6.             Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.             Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.             Identification and Classification of Members of the Group.

Not applicable.

Item 9.             Notice of Dissolution of Group.

Not applicable.

Item 10.           Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 39715t100	13G	Page 5 of 5

SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 7, 2015	Redwood Fund, LP, a Delaware limited partnership

By:	Ladyface Capital, LLC, a California limited liability
company, its General Partner

By:	/s/ Ron Levy
Name:	Ron Levy
Title:	Chief Operating Officer